

Mail Stop 3561

September 22, 2016

Thomas M. O'Flynn
Executive Vice President and Chief Financial Officer
The AES Corporation
4300 Wilson Boulevard, Suite 1100
Arlington, Virginia 22203

     Re: **The AES Corporation**
            Form 8-K Filed August 5, 2016
            File No. 1-12291

Dear Mr. O'Flynn:

We have limited our review of your filing to those issues we have addressed in our comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Exhibit 99.1

Non-GAAP Financial Measures

1.   Please explain to us why your proportional metrics do not represent individually tailored measurement methods substituted for those of GAAP. See Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Christine Adams, Staff Accountant, at (202) 551-3363 with any questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant